SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

           (Mark One)

             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

             [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________________ to ___________________

                         Commission File Number: 0-6233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        1ST SOURCE CORPORATION EMPLOYEES' PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             1st Source Corporation
                             100 N. Michigan Street
                            South Bend, Indiana 46601

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        1st SOURCE CORPORATION
                                        EMPLOYEES' PROFIT SHARING PLAN AND TRUST

                                        By the Plan Administrator
                                        1st Source Corporation

                                        /s/  Dan L. Craft
                                        -----------------------------------
                                        Dan L. Craft, Senior Vice President


Date:  June 25, 2004

                       FINANCIAL STATEMENTS AND SCHEDULES

         1ST SOURCE CORPORATION EMPLOYEES' PROFIT SHARING PLAN AND TRUST

          December 31, 2003 and 2002, and year ended December 31, 2003

                             1ST SOURCE CORPORATION

                    EMPLOYEES' PROFIT SHARING PLAN AND TRUST

                        As of December 31, 2003 and 2002,
                    and for the year ended December 31, 2003




                                    CONTENTS

Report of Independent Registered Public Accounting Firm ....................1

Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statement of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements...............................................4


Schedule of Assets (Held at End of Year)...................................10

Exhibits

Consent of Independent Registered Public Accounting Firm.........Exhibit 23.1

             Report of Independent Registered Public Accounting Firm


Human Resources Committee of the Board of Directors
1st Source Corporation

We have audited the accompanying statements of net assets available for benefits of the 1st Source Corporation Employees' Profit Sharing Plan and Trust as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                               /s/Ernst & Young LLP
                                               -------------------


June 23, 2004

         1st Source Corporation Employees' Profit Sharing Plan and Trust

                 Statements of Net Assets Available for Benefits



                                                      DECEMBER 31
                                                2003               2002
                                           -------------------------------------

ASSETS
Cash and cash equivalents                   $    601,280        $    174,671

Investments at fair value:
    Mutual funds                              39,341,657          27,138,293
    1st Source Corporation common stock       30,209,790          21,043,291
    1st Source Bank common trust fund          3,560,951           1,724,916
    Participant notes receivable                 690,361             718,204
                                           -------------------------------------
      Total investments                       73,802,759          50,624,704

Employer contributions receivable              2,546,665           1,697,799
Accrued investment income                          2,617              18,895
                                           -------------------------------------

Net assets available for benefits           $ 76,953,321        $ 52,516,069
                                           =====================================






See accompanying notes.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003




Additions

  Investment income:
    Interest                                                $     64,949
    Dividends                                                  1,480,479
                                                            ------------
                                                               1,545,428
  Contributions:
    Employer                                                   3,294,665
    Employees                                                  3,261,329
                                                            ------------
                                                               6,555,994

  Transfer from money purchase pension plan and trust          5,968,926

  Net realized and unrealized appreciation                    12,363,119
    in fair value of investments:

Total additions                                               26,433,467

Deductions

  Benefits paid to participants                                1,996,215

Total deductions                                               1,996,215
                                                            ------------

Net increase                                                  24,437,252

Net assets available for benefits:
  Beginning of year                                           52,516,069
                                                            ------------

  End of year                                               $ 76,953,321
                                                            ============


See accompanying notes.

        1st Source Corporation Employees' Profit Sharing Plan and Trust
                         Notes to Financial Statements
                               December 31, 2003


1. DESCRIPTION OF THE PLAN

GENERAL

The 1st Source Corporation Employees' Profit Sharing Plan and Trust (the "Plan") is a defined contribution plan covering substantially all employees of 1st Source Corporation and its subsidiaries, with the exception of Trustcorp Mortgage Company, ("1st Source") who have completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS AND VESTING

Effective July 1, 2002 participants are permitted to designate up to 25% of their annual pre-tax compensation as a salary reduction contribution to the Plan (prior to that date participants were permitted to designate up to 15%). Provided net profits or retained earnings are sufficient, 1st Source will match employee salary reduction contributions one hundred percent (100%) for the first four percent (4%) of compensation that is deferred and fifty percent (50%) of any additional contributions up to six percent (6%) of compensation that is deferred. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine different fund options, one of which is the 1st Source Stock Fund, which primarily consists of 1st Source Corporation common stock. 1st Source matching contributions are invested in the 1st Source Stock Fund.

1st Source makes an annual, mandatory contribution to the plan based on 2% of participants' eligible annual compensation. This contribution is made to the Profit Sharing Mandatory Account of the Plan. The Profit Sharing Mandatory Account is invested in a diversified portfolio of investments as directed by 1st Source.

In addition, the Human Resources Committee of the Board of Directors of 1st Source Corporation may authorize a contribution from consolidated net profits or retained earnings in excess of the minimum 401(k) matching contributions required by the Plan. This discretionary profit sharing contribution is made to the Profit Sharing Regular Account of the Plan. The Profit Sharing Regular Account is invested in a diversified portfolio of investments as directed by 1st Source. There was no discretionary contribution for 2003.

Vesting of participant contributions is immediate upon contribution to the Plan. Vesting of 1st Source contributions, both of the match of the employee salary reduction contributions, the discretionary profit sharing contribution and the mandatory 2% contribution, is based on years of credited service. A participant is one hundred percent (100%) vested after five years of credited service or upon reaching early retirement age, normal retirement age, or disability.

        1st Source Corporation Employees' Profit Sharing Plan and Trust
                    Notes to Financial Statements (Continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS AND VESTING (CONTINUED)

Each participant's account is credited with the participant's contribution and an allocation of (a) 1st Source's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

PARTICIPANT LOANS

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans are collateralized by the participant's vested account balance and bear interest at fixed rates of 1% above 1st Source Bank's (a wholly owned subsidiary of 1st Source Corporation) prime rate. The loans are repayable over five years except for loans used to acquire or construct a participant's principal residence in which case the repayment term may exceed five years.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance or periodic installments in accordance with Plan provisions. At December 31, 2003 and 2002, $1,748,546 and $1,056,932, respectively, of the net assets available for benefits at the end of the year has been allocated to participants who had effectively withdrawn from the Plan and requested distribution as of the end of those respective years, but had yet to receive their final distribution.

PLAN TERMINATION

Although it has not expressed any intention to do so, 1st Source Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. Copies are available from the 1st Source Corporation Human Resources Division.

        1st Source Corporation Employees' Profit Sharing Plan and Trust
                    Notes to Financial Statements (Continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the average of the reported sales prices for the last five business days of the plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of mutual funds and the Plan's participation in common/collective trust funds of 1st Source Bank are stated at the net asset value as reported by the funds on the last business day of the plan year. Loans to participants and short-term temporary investments are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

All short-term investments with a maturity of less than 90 days are deemed to be cash equivalents.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

        1st Source Corporation Employees' Profit Sharing Plan and Trust
                    Notes to Financial Statements (Continued)



3. INVESTMENTS

During 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in value by $12,363,119, including net realized losses of $780,247 as follows:

                                                       2003
                                              -----------------------
                                                 NET APPRECIATION
                                              (DEPRECIATION) IN FAIR
                                              VALUE DURING THE YEAR
                                              -----------------------

1st Source Corporation common stock                $   6,917,225
Mutual funds                                           5,332,174
1st Source Bank common trust funds                       113,720
                                              -----------------------
                                                    $ 12,363,119
                                              =======================

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                          2003          2002
                                                       ------------  -----------

1st Source Corporation common stock                    $30,209,790   $21,043,291
1st Source Monogram Income Fund                         12,359,803     8,180,916
1st Source Monogram Diversified Equity Fund              6,252,351     4,775,285
1st Source Monogram Income Equity Fund                   8,097,023     5,110,932
1st Source Monogram Special Equity Fund                  6,807,081     4,399,277
Morgan Stanley Institutional International Equity Fund   4,189,758     3,177,015

        1st Source Corporation Employees' Profit Sharing Plan and Trust
                    Notes to Financial Statements (Continued)


4. NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investment is as follows:

                                                       DECEMBER 31
                                               2003                    2002
                                          ------------------ -------------------
NET ASSETS
   Cash & Cash Equivalents                   $   135,040           $    85,303
   1st Source Corporation Common Stock        24,602,474            17,512,296
   1st Source Corporation Mutual Funds        14,745,149             7,920,207
   1st Source Bank Employee
     Benefit Guaranteed Income Fund
                                               1,842,029               518,822
                                          ------------------ -------------------

TOTAL NET ASSETS                             $41,324,692           $26,036,628
                                          ================== ===================

                                                             YEAR ENDED
                                                          DECEMBER 31, 2003
                                                          -----------------
CHANGES IN NET ASSETS
   Contributions                                            $ 2,529,638
   Investment income                                            908,518
   Transfer from money purchase pension plan and trust        5,968,926
   Net realized/unrealized depreciation                       6,774,010
   Benefits paid to participants                               (893,028)
                                                          -----------------

Total changes in net assets:                                $15,288,064
                                                          =================

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held the following party-in-interest investments at fair value at December 31:

                                                   2003        2002
                                              ------------ -----------
1st Source Corporation Common Stock           $30,209,790  $21,043,291
1st Source Monogram Income Fund                12,359,803    8,180,916
1st Source Monogram Income Equity Fund          8,097,023    5,110,932
1st Source Monogram Diversified Equity Fund     6,252,351    4,775,285
1st Source Monogram Special Equity Fund         6,807,081    4,399,277
1st Source Bank Employee Benefit
   Guaranteed Income Fund                       3,560,951    1,724,916

        1st Source Corporation Employees' Profit Sharing Plan and Trust
                    Notes to Financial Statements (Continued)

5. TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

All expenses incurred in administration of the Plan are paid by 1st Source Corporation.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. PLAN MERGER

Effective December 31, 2002 the 1st Source Corporation Money Purchase Pension Plan was merged into the Plan. The resulting plan, titled 1st Source Employees' Profit Sharing Plan and Trust, is covered by the determination letter dated June 24, 2003. The addition of 1st Source Corporation Money Purchase Plan is included on the Statement of Changes in Net Assets Available for Benefits.

         1ST SOURCE CORPORATION EMPLOYEES' PROFIT SHARING PLAN AND TRUST

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                                                            EIN:  35-1068133
                                                            Plan Number: 003


          IDENTITY OF ISSUE,
           BORROWER, LESSOR
           OR SIMILAR PARTY                     DESCRIPTION OF INVESTMENT                   COST      FAIR VALUE
---------------------------------------------------------------------------             --------------------------

Common Stock:
*1st Source Corporation                            1,373,422 shares                     $ 16,750,892   $ 30,209,790
                                                                                        --------------------------
                                                                                          16,750,892     30,209,790
Mututal Funds:
 American Century Benham Equity Fund                 169,848 units                         1,623,205      1,635,641
 Morgan Stanley Institutional International
   Equity Fund A                                      15,288 units                           204,878        291,381
 Morgan Stanley Institutional International
   Equity Fund B                                     205,719 units                         3,582,127      3,898,377
*1st Source Monogram Income Fund                   1,205,834 units                        12,168,947     12,359,803
*1st Source Monogram Income Equity Fund              673,069 units                         7,044,682      8,097,023
*1st Source Monogram Diversified Equity Fund         931,796 units                         7,654,988      6,252,351
*1st Source Mongram Special Equity Fund              589,868 units                         5,723,624      6,807,081
                                                                                        ----------------------------
                                                                                          38,002,451     39,341,657

Common Trust Funds:
*1st Source Bank Employee Benefit Guaranteed
   Income Fund                                       147,039 units                         2,948,464      3,560,951
                                                                                        ----------------------------
                                                                                           2,948,464      3,560,951


Loans to Participants                              $690,361 principal amount,
                                               interest rates ranging 6.00% - 11.75%,
                                                   maturities through 2017                      -           690,361
                                                                                        ----------------------------
                                                                                                -           690,361

                                                                                        $ 57,701,807   $ 73,802,759
                                                                                        ============================

* Indicates party-in-interest to the Plan.